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                                                                      Exhibit 12

                         ADVANTA CORP. AND SUBSIDIARIES

             Statement setting forth details of computation of ratio
                          of earnings to fixed charges

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)                                                             For The Years Ended December 31,
                                                         -----------------------------------------------------------------------
                                                            2000           1999            1998            1997           1996
                                                            ----           ----            ----            ----           ----
Income from continuing operations                        $  11,192      $  41,334       $ 408,604       $  25,920      $ 136,117
Federal and state income tax expense (benefit)                   0        (55,785)        (25,748)         19,664         83,103
                                                         ---------      ---------       ---------       ---------      ---------
Earnings (loss) before income tax expense (benefit)         11,192        (14,451)        382,856 (A)      45,584        219,220
                                                         ---------      ---------       ---------       ---------      ---------

Fixed charges:
   Interest                                                 86,508         80,800         101,226         266,118        240,948
   One-third of all rentals                                  1,853          1,759           1,366           2,721          1,741
   Preferred stock dividend of
        subsidiary trust                                     8,990          8,990           8,990           8,990            350
                                                         ---------      ---------       ---------       ---------      ---------
  Total fixed charges                                       97,351         91,549         111,582         277,829        243,039
                                                         ---------      ---------       ---------       ---------      ---------

  Earnings (loss) before income
        tax expense (benefit) and fixed charges          $ 108,543      $  77,098       $ 494,438       $ 323,413      $ 462,259
                                                         ---------      ---------       ---------       ---------      ---------

  Ratio of earnings to fixed
        charges (B)                                           1.11x           N/M (C)        4.43x           1.16x          1.90x

(A) Earnings before income taxes in 1998 included a $541.3 million gain on the transfer of the consumer credit card business and $125.1 million of unusual charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Consumer Credit Card Transaction/Tender Offer; expense associated with exited businesses/products; and asset impairment.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the year ended December 31, 1999 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $14,451 for the year ended December 31, 1999.